UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 11-K
_______________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________.

COMMISSION FILE NUMBER: 1-12164

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

WOLVERINE TUBE, INC. SAVINGS PLAN (the “Plan”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WOLVERINE TUBE, INC.
200 Clinton Avenue West, Suite 1000
Huntsville, Alabama 35801

REQUIRED INFORMATION

Financial Statements and Exhibits

A)	The following Report of Independent Registered Public Accounting Firms, statements, schedule, and exhibits are being filed pursuant to the Required Information for the Form 11-K:

1.)	Report of Independent Registered Public Accounting Firms.

2.)	Statement of Net Assets Available for Benefits (modified cash basis) – December 31, 2005 and 2004.

3.)	Statement of Changes in Net Assets Available for Benefits (modified cash basis) – December 31, 2005 and 2004.

4.)	Schedule of Assets held at year-end (modified cash basis) – December 31, 2005.

B)	The following exhibit is included in this Annual Report:

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

2

WOLVERINE TUBE, INC. SAVINGS PLAN
Financial Statements and Supplemental Schedules
(Modified Cash Basis)
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

WOLVERINE TUBE, INC. SAVINGS PLAN
Financial Statements and Supplemental Schedules
(Modified Cash Basis)
December 31, 2005 and 2004

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits (Modified Cash Basis)	2
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)	3
Notes to Financial Statements	4
Supplemental Schedules
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Modified Cash Basis)	9
EX-23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
Wolverine Tube, Inc.
     Savings Plan:
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Wolverine Tube, Inc. Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in note 2, the financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in note 2.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2005 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ KPMG LLP
Birmingham, Alabama
June 22, 2006

WOLVERINE TUBE, INC. SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value:
Wolverine Tube, Inc. common stock	$603,107	931,576
Pooled separate accounts	26,511,745	27,159,622
Loans to participants	2,520,245	2,397,512

	29,635,097	30,488,710
Investments, at contract value:
Guaranteed investment contracts	19,458,998	18,064,607

Total investments	49,094,095	48,553,317
Cash	158	—

Net assets available for benefits	$49,094,253	48,553,317

WOLVERINE TUBE, INC. SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Dividends and interest	$546,804	460,546
Loan interest	139,094	132,516
Net appreciation in fair value of investments	810,262	2,866,567
Contributions:
Participant	3,443,879	3,595,657
Employer	674,805	731,131

Total additions	5,614,844	7,786,417
Deductions:
Distributions	5,057,379	4,564,616
Administrative expenses	16,529	33,881

Total deductions	5,073,908	4,598,497

Net increase	540,936	3,187,920
Net assets available for benefits, beginning of year	48,553,317	45,365,397

Net assets available for benefits, end of year	$49,094,253	48,553,317

See accompanying notes to financial statements

WOLVERINE TUBE, INC. SAVINGS PLAN
Notes to Financial Statements
(Modified Cash Basis)
December 31, 2005 and 2004
(1)  Description of the Plan
The following description of Wolverine Tube, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.
(a)  General
The Plan is a defined contribution plan covering substantially all United States employees of Wolverine Tube, Inc. (the Company) with eligibility based on hire date and entry available 45 days from hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
(b)  Plan Administration
CIGNA Bank & Trust Company, F.S.B., was the Trustee of the Plan. Effective April 1, 2004, Prudential Financial acquired the CIGNA Retirement Investment Services and Prudential Bank and Trust, F.S.B., became the Trustee of the Plan. The Plan is administered by the Company. See also Note 6.
(c)  Contributions
Subject to regulatory limitations, participants may contribute up to 20% of annual pre-tax and after-tax compensation, as defined in the Plan. The Company provides for a discretionary matching contribution. Prior to March 1, 2004, the Company contributed 18.75% of the first 3%, and 10% of the next 2%, of participants’ contributions except for participants employed at the Small Tube Products Co., Inc. Division located in Altoona, Pennsylvania. The Company contributed 12.50% of participants’ contributions up to 7.5% of participants’ compensation at this location. As of March 1, 2004, the Company increased its discretionary matching contribution and contributes 38% of the first 3% and 20% of the next 2% of participants’ contributions, except for participants employed at the Small Tube Products Co., Inc. Division. For the Small Tube Products Co., Inc. Division, the Company contributes 25% of participants’ contributions up to 7.5% of participants’ compensation.
The Plan also provides for Company discretionary profit sharing contributions. No such discretionary contributions were made in 2005 or 2004.
Upon enrollment, participants may direct employee and Company contributions to any of the Plan’s fund options. Participants may change their investment options at any time with the exception of investments in the Company’s stock, where such change is limited to once every 30 days.
(d)  Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses. Allocations of earnings or losses are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN
Notes to Financial Statements
(Modified Cash Basis)
December 31, 2005 and 2004
(e)  Vesting
Participants are immediately vested in their contributions, allocated earnings or losses thereon, and amounts transferred from other plans. A participant forfeits the balance of his or her employer contributions account if he or she terminates employment for reasons other than disability or death with less than one year of employment. After attaining one year of credited service, the participant’s employer account becomes vested as follows:

Percentage of
employer
Years of credited service	account vested
Less than 1	0%
1, but less than 2	25%
2, but less than 3	50%
3, but less than 4	75%
4 or more	100%
(f)  Participant Loans
Participants may borrow from their accounts a minimum of $1,000, up to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Participant loans are secured by the balances in their accounts. Interest is charged on participant loans at the prime rate plus 1.5%. Principal and interest on participant loans are paid ratably though payroll deductions.
(g)  Payment of Benefits
Distributions to participants or their beneficiaries take place upon separation of service, retirement, permanent and total disability, or death. Distributions may be in lump sum amounts or in a series of equal installment payments over a period not to exceed the life expectancy of the participant or the designated beneficiary. Additionally, employees of the Small Tube Products Co., Inc. Division may purchase an annuity contract from an insurance company. In this case, the full value of the account is distributed when the annuity contract is purchased from the insurance company. The liability associated with these contracts is not recorded in the Plan’s financial statements.
(h)  Forfeited Accounts
At December 31, 2005 and 2004, forfeited non-vested accounts totaled $4,772 and $95,741, respectively. These accounts will first be used to pay Plan expenses and then used to reduce future employer contributions. In 2005 and 2004, Plan expenses and employer contributions were reduced by $132,102 and $47,621, respectively.
(i)  Administrative Expenses
Most administrative expenses of the Plan (including legal, accounting and trustee fees) are paid by the Company.
(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN
Notes to Financial Statements
(Modified Cash Basis)
December 31, 2005 and 2004
(2)  Summary of Significant Accounting Policies
(a)  Basis of Presentation
The accompanying financial statements have been prepared on the modified cash basis of accounting which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Investments are reported at fair value as prescribed by the Department of Labor. Dividend and interest income and contributions are recorded when received rather than when earned. Unrealized appreciation or depreciation in the fair value of investments is recognized currently.
(b)  Use of Estimates
The preparation of financial statements on the modified cash basis requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
(c)  Investment Valuation
Except for investments in fully benefit-responsive investment contracts described below, the Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year. Common stock is valued at the close price on the last trade date of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.
Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest. These investments have fully benefit-responsive features and there are no reserves against contract values for credit risk, contract issues or otherwise. The fair value of the investment contracts held by the Guaranteed Income Fund approximates contract value. The average yield of the Guaranteed Income Fund was approximately 2.93% and 2.60% in 2005 and 2004, respectively. The crediting interest rate for these investment contracts is reset semi-annually by the issuer but cannot be less than zero and was 3.75% and 3.50% at December 31, 2005 and 2004, respectively.
The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments. Purchases and sales of investments are recorded on a trade date basis.
(d)  Benefit Payments
Benefits are recorded when paid.
(3)  Investments
At December 31, 2005 and 2004, the Plan’s investments were held by Prudential Retirement Services, Inc.
(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN
Notes to Financial Statements
(Modified Cash Basis)
December 31, 2005 and 2004
During 2005 and 2004, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2005	2004
Common stock	$(576,495)	$634,212
Pooled separate accounts	1,386,757	2,232,355

	$810,262	$2,866,567

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

2005	Fair Value
Investment contracts, at contract value:
Guaranteed Income Fund	$19,458,998
Pooled separate accounts, at fair value:
Large Cap Growth/Goldman Sachs Fund	5,167,120
Small Cap Growth/Times Square Fund	2,914,377
State Street Global Advisor Intermediate Bond Fund	2,737,496
Dryden S&P 500 Index Fund	6,875,687

2004
Investment contracts, at contract value:
Guaranteed Income Fund	$18,064,607
Pooled separate accounts, at fair value:
Large Cap Growth/Goldman Sachs Fund	5,678,235
Small Cap Growth/Times Square Fund	2,681,744
State Street Global Advisor Intermediate Bond Fund	3,212,404
Dryden S&P 500 Index Fund	7,165,124
Mid Cap Growth/Artisan Partners Fund	2,489,733
(4)  Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN
Notes to Financial Statements
(Modified Cash Basis)
December 31, 2005 and 2004
(5)  Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
(6)  Related Party Transactions
On April 1, 2004, Prudential Financial acquired the full service retirement business of CIGNA. Also effective April 1, 2004, CIGNA Bank and Trust merged into Prudential Bank and Trust, F.S.B. whereupon Prudential Bank and Trust F.S.B. became the non-discretionary Trustee of the Plan. Certain Plan investments are managed or sub-advised by Prudential Investment Management, LLC, an affiliate of Prudential Financial. Prior to April 1, 2004, CIGNA, the previous Trustee of the Plan, had managed or sub-advised these same investment options. The Plans purchase of investment products and services from Prudential and CIGNA qualify as parties-in-interest transactions.
(7)  Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
(8)  Subsequent Events
On March 1, 2006, the Plan transferred to the Wolverine Tube, Inc. Savings Plan for the Carrollton and Jackson locations all assets and liabilities associated with Carrollton, Texas, and Jackson, Tennessee, participants.
The Company elected to freeze Wolverine Tube, Inc. common stock in the Plan effective April 30, 2006. No new contributions will be invested in the Wolverine Tube, Inc. common stock and no transfers will be permitted to the Wolverine Tube, Inc. common stock.

WOLVERINE TUBE, INC. SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
December 31, 2005

		(c) Description of investment,
	(b) Identity of issue,	including maturity date, rate of
	borrower, lessor, or	interest, collateral, par or maturity	(e) Current
(a)	similar party	value	value
	Common stock:
*	Wolverine Tube, Inc.	Common stock (119,191 shares held)	$603,107

	Guaranteed income account:
*	Prudential Retirement Insurance
	and Annuity Company	Guaranteed Income Fund	19,458,998

	Pooled separate accounts:
*	Prudential Retirement Insurance
	and Annuity Company	Dryden S&P 500 Index Fund	6,875,687
		Large Cap Growth/Goldman Sachs Fund	5,167,120
		State Street Global Advisor Intermediate Bond Fund	2,737,496
		Small Cap Growth/Times Square Fund	2,914,377
		Mid Cap Growth/Artisan Fund	2,240,784
		Oppenheimer Global Fund	2,179,715
		Large Cap Value/AJO Fund	1,118,703
		Mid Cap Value/Wellington
		Management Fund	1,115,251
		Prudential Direct Fund	592,573
		Prudential Lifetime 30 Fund	304,600
		Prudential Lifetime 40 Fund	877,728
		Prudential Lifetime 50 Fund	281,337
		Prudential Lifetime 60 Fund	106,374

*	Participant loans	Participant loans:
		Various maturities through 2014,
		balance collateralized by participant
		accounts, interest rates ranging from
		5.5% to 11%	2,520,245

			$49,094,095

*	Parties–in–interest

Column (d) has not been presented as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated: June 29, 2006

WOLVERINE TUBE, INC.

By:	/s/ James E. Deason

James E. Deason Senior Vice President, Chief Financial Officer, Secretary and Plan Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.